UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ReWalk Robotics Ltd.

File No. 333-197344 - CF#31176

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ReWalk Robotics Ltd. (f/k/a Argo Medical Technologies Ltd.) submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on July 10, 2014, as amended.

Based on representations by ReWalk Robotics Ltd. (f/k/a Argo Medical Technologies Ltd.) that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 11, 2011
Exhibit 10.3	through September 24, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary